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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            InkSure Technologies Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     45727E
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                                 (CUSIP Number)


                       Eyal Bigon, Chief Financial Officer
                            InkSure Technologies Inc.
                                   32 Broadway
                                   Suite 1314
                               New York, NY 10004
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 August 1, 2003
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 pages
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                                  SCHEDULE 13D
CUSIP NO. 45727E                      13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Elie Housman
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*
     PF


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA


________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         731,122(1)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         731,122(1)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

731,122(1)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%(2)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------
(1) Consists of 252,653 shares held by Elie Housman and (ii) 478,469 shares currently exercisable pursuant to an option agreement dated February 6, 2002 (the "Option").

(2) Based on a total of 11,982,166 shares outstanding on August 1 2003, as adjusted upward to 12,460,635 shares to reflect 478,469 shares issuable under the Option.


                                Page 2 of 6 pages

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This Amendment No. 1 (this "Amendment") relates to the common stock, par value
$0.01 per share, of InkSure Technologies Inc., a Delaware corporation. This Amendment amends restates in its entirety the Statement on Schedule 13D (the "Schedule 13-D") originally filed on behalf of Elie Housman, on November 13, 2002 with the Securities and Exchange Commission.

Item 1. Security and Issuer

The class of securities to which this statement relates is the common stock, par value $0.01 per share, of InkSure Technologies Inc. a Delaware corporation (the "Issuer"), whose principal executive offices are located at 32 Broadway, Suite 1314, New York, NY 10004.

Item 2. Identity and Background

This Amendment No. 1 to the Schedule 13D is being filed on behalf of Mr. Elie Housman (the "Reporting Person").

Elie Housman is an individual and is a citizen of the United States. He is the Chairman of the Issuer. His business address is c/o 32 Broadway, Suite 1314, New York, NY 10004.

During the last five years, the Reporting Person has not (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On August 1, 2003, Mr. Housman purchased 110,000 shares of the Issuer's common stock at a purchase price of $1.10 per share in a private sale from Galleywood Holdings Limited pursuant to a Stock Purchase Agreement dated July 31, 2003.

Mr. Housman purchased 142,653 shares of Old InkSure (as hereinafter defined) common stock for aggregate consideration of $100,000 pursuant to a subscription agreement dated as of February, 2002 between Mr. Housman and the Old InkSure.

Pursuant to an employment agreement between Mr. Housman and Old InkSure, Old InkSure granted Mr. Housman seven-year options to purchase 478,469 shares of its common stock, which options are exercisable at a price per share of $0.966. Pursuant to the terms of the options, the options have fully vested to Mr. Housman and are fully exercisable.


                                Page 3 of 6 pages

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On October 28, 2001, InkSure Technologies Inc., a Delaware corporation, ("Old
InkSure") entered into an agreement and plan of merger by and among Old InkSure, Lil Marc, Inc. ("Lil Marc" and the predecessor to the Issuer) and LILM Acquisition Corp. (the "Merger Sub") (the "Merger Agreement"), pursuant to which the Merger Sub, a wholly owned subsidiary of Lil Marc merged with and into Old InkSure. Pursuant to the Merger Agreement, each share of Old InkSure common stock outstanding immediately prior to the effective time of the merger was converted into the right to receive one share of Lil Marc common stock. In addition, pursuant to the Merger Agreement, all outstanding options and warrants to purchase shares of Old InkSure common stock were exchanged or converted into options and warrants to purchase shares of Lil Marc common stock on the same terms and conditions as were in effect prior to the effective time of the merger. On October 28, 2002, Lil Marc also filed an amendment of its Articles of Incorporation to change Lil Marc's name to "InkSure Technologies Inc.", among other things.

Item 4. Purpose of Transaction

The Reporting Person acquired the units for investment purposes only.

The Reporting Person has no plan or proposal which relates to, or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;


                                Page 4 of 6 pages
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(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) Based on a total of 11,982,166 shares outstanding on August 1, 2003, as adjusted upward to 12,460,635 shares to reflect 478,469 shares issuable under the Option, Mr. Housman's beneficial ownership of 731,122 shares of common stock constitutes beneficial ownership of 5.9% of the total number of shares of outstanding common stock of the Issuer.

(b) Mr. Housman has the sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, the 731,122 shares of common stock.

(c) Except as reported in Item 3, during the past sixty days, Mr. Housman has not effected any transactions in shares of common stock.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Housman has given a proxy to Commonwealth Associates, L.P. ("Commonwealth") in connection with the election of directors of the Issuer solely for the purpose of enforcing Commonwealth's rights described in Section 4(j) of that certain Placement Agency Agreement between Commonwealth and the Issuer, dated as of May 17, 2002.

Item 7. Material to be Filed as Exhibits

99.1 Form of Proxy, granted by Elie Housman to Commonwealth Associates, L.P. (Previously filed as an exhibit to the Statement on Schedule 13D filed on behalf of Elie Housman with the Securities and Exchange Commission on November 13, 2002).

99.2 Agreement and Plan of Merger, dated as of July 5, 2002, by and among InkSure Technologies Inc., Lil Marc, Inc. and LILM Acquisition Corp. (incorporated by reference to the DEF Schedule 14A filed by Lil Marc, Inc., on October 8, 2002, File no. 00024431).

99.3* Stock Purchase Agreement, dated July 31, 2003 between Elie Housman and
      Galleywood Holdings Limited.



* filed herewith

                                Page 5 of 6 pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     Elie Housman

                                     August 14, 2003
                                     (Date)

                                     Elie Housman
                                     (Signature)


                                Page 6 of 6 pages